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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                  SSP Solutions, Inc, (formerly, Litronic Inc.)
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                                (Name of Issuer)


                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)


                                   784723 10 8
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                                 (CUSIP Number)


                                    Kris Shah
                             c/o SSP Solutions, Inc.
                              17861 Cartwright Road
                                Irvine, CA 92614
                                 (949) 851-1085

                                 With a Copy to:

                                Gregg Amber, Esq.
                               Rutan & Tucker, LLP
                         611 Anton Boulevard, Suite 1400
                              Costa Mesa, CA 92626
                                 (714) 641-5100
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 24, 2001
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 784723 10 8             SCHEDULE 13D                       Page 2 of 6

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Kris and Geraldine Shah Family Trust
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]

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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS

          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                                 7      SOLE VOTING POWER

      NUMBER OF                         0
        SHARES                --------------------------------------------------
     BENEFICIALLY                8      SHARED VOTING POWER
       OWNED BY
         EACH                           4,472,716(1)
      REPORTING               --------------------------------------------------
        PERSON                   9      SOLE DISPOSITIVE POWER
         WITH
                                        0
                              --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        4,472,716(1)
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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,472,716(1)
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]

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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.7%(2)
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  14      TYPE OF REPORTING PERSON

          OO
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(1)  These shares are held by this reporting person which is a family trust.
     Kris Shah and Geraldine Shah are the co-trustees of this trust and as such, share voting and dispositive power over these shares.

(2)  Calculated based on 20,622,654 shares outstanding as of August 24, 2001, the date of the Merger (defined herein).
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CUSIP No. 784723 10 8             SCHEDULE 13D                       Page 3 of 6

ITEM 1. SECURITY AND ISSUER.

        The securities that are the subject of this statement consist of common stock, $.01 par value per share, of SSP Solutions, Inc. (formerly, Litronic Inc.) (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

        SSP Solutions, Inc.
        17861 Cartwright Road
        Irvine, CA  92614

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is filed on behalf of the Kris and Geraldine Shah Family Trust (the "Reporting Person").

        (b) The address of the Reporting Person is:

            SSP Solutions, Inc.
            17861 Cartwright Road
            Irvine, CA  92614

        (c) The Reporting Person is a family trust. Kris Shah and Geraldine Shah are the co-trustees and beneficiaries of the Reporting Person and are citizens of the United States.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person beneficially owns an aggregate of 4,472,716 shares of common stock of the Issuer (the "Shares"). The Reporting Person received 665,174 of these shares upon consummation of the merger (the "Merger") on August 24, 2001 of Litronic Merger Corp., a wholly-owned subsidiary of the Issuer ("Sub") with and into BIZ Interactive Zone, Inc., a Delaware corporation ("BIZ") pursuant to the terms of an Agreement and Plan of Merger dated July 3, 2001 by and among, the Issuer, Sub and BIZ (the "Merger Agreement"). The 665,174 shares issued to the Reporting Person in the Merger were issued in exchange for 1,400,000 shares of BIZ common stock which the Reporting Person owned prior to the Merger.

ITEM 4. PURPOSE OF TRANSACTION.

        As described in Item 3 above, the Reporting Person acquired an additional 665,174 shares of the Issuer's common stock in connection with the Merger which was approved by the board of directors and stockholders (including the Reporting Person) of the Issuer. After the Merger, the Reporting Person beneficially owned 4,472,716 shares of the Issuer's outstanding common stock which represents 21.7% of the total outstanding stock of the Issuer.


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CUSIP No. 784723 10 8             SCHEDULE 13D                       Page 4 of 6


        Except as described above, the Reporting Person does not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

        (a) The Reporting Person beneficially owns 4,472,716 shares of common stock of the Issuer, which equals approximately 21.7% of the total 20,622,654 outstanding shares of common stock of the Issuer as of August 24, 2001, the date of the Merger.

        (b) The Reporting Person has voting and dispositive power as to 4,472,716 shares. Kris Shah and his spouse, Geraldine Shah, are co-trustees and beneficiaries of the Reporting Person and as such, are also the beneficial owners of the Shares and have shared voting and dispositive power over the Shares.

        (c) Other than the described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Issuer's common stock during the past 60 days.

        (d) Kris Shah and Geraldine Shah are co-trustees and beneficiaries of the Reporting Person and have the right to direct the proceeds from the shares of the Issuer's common stock owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than the Merger Agreement described in Item 3 above, the Reporting Person currently is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following agreement is filed as Exhibit 99.A to this Schedule 13D:

        Merger Agreement


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CUSIP No. 784723 10 8             SCHEDULE 13D                       Page 5 of 6


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       September 13, 2001
                                                 -------------------------------
                                                             (Date)

                                                         /S/ KRIS SHAH
                                                 -------------------------------
                                                           (Signature)

                                                  Kris Shah, Co-Trustee of the
                                                    Kris and Geraldine Shah
                                                          Family Trust
                                                 -------------------------------
                                                          (Name/Title)

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CUSIP No. 784723 10 8                SCHEDULE 13D                    Page 6 of 6


                                 EXHIBIT INDEX

Exhibit                          Description
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 99.A                            Merger Agreement